

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2019

David J. Bryant
Chief Financial Officer
Exantas Capital Corp.
717 Fifth Avenue
New York, NY 10022

> **Re: Exantas Capital Corp.**
> **Form 10-K for the year ended December 31, 2018**
> **Filed March 11, 2019**
> **File No. 001-32733**

Dear Mr. Bryant:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities